ARBINET-THEXCHANGE, INC.

120 ALBANY STREET

TOWER II, SUITE 450

NEW BRUNSWICK, NEW JERSEY 08901

April 20, 2006

Via EDGAR and Federal Express

Ms. Mara L. Ransom

Special Counsel, Office of Mergers and Acquisitions

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-0305

We are today responding to the comments of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) set forth in your letter of April 13, 2006 addressed to J. Curt Hockemeier, President and Chief Executive Officer of Arbinet-thexchange, Inc. (the “Issuer”). In connection with our response, we hereby acknowledge as follows:

•	The Issuer is responsible for the adequacy and accuracy of the disclosure in the filing.

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.

•	The Issuer may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, Arbinet-thexchange, Inc.

By:	/S/ J. CURT HOCKEMEIER
J. Curt Hockemeier President and Chief Executive Officer